Mail Stop 3561

December 14, 2007

Chris Sharng, Chief Executive Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

      Re:    **Natural Health Trends Corp.**
              **Registration Statement on Form S-3**
              **Filed November 16, 2007**
              **File No. 333-147480**
              **Form 10-K filed March 28, 2007**
              **Form 10-Q filed November 14, 2007**
              **File No.'s 000-26272**

Dear Mr. Sharng:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 5,156,361 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2.  Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures.

3.  Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments.  Please

provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

  o the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures; and

  o the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

    ▪ if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

    ▪ if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible debentures, assuming no interest payments and complete conversion throughout the term of the debentures;

- the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security; and

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    ▪ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    ▪ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to current comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to current comments 3 and 4.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to current comment 2, and the total possible discount to the market price of the shares underlying the convertible debentures, as disclosed in response to current comment 3, divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a

contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction, reverse split adjusted, if necessary; and

- the current market price per share of the class of securities subject to the transaction, reverse split adjusted, if necessary.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  o the date on which each such selling shareholder entered into that short position; and

  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

- copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Stock Ownership of Management and Principal Stockholders section and the Selling Stockholders section of the prospectus.

Risk Factors, page 6

We Are Responsible for Having the Resale of Shares of Common Stock Underlying Certain of Our Convertible Securities…, page 20

12. Here and on page 25, please revise to disclose the specific date by which you are required to file a registration statement before liquidated damages of 2% per month would become due.

Selling Stockholders, page 26

13. We note that the conversion price of your debentures into shares of your common stock is $2.50 and the exercise price of your warrants is $3.52 per share. Additionally, you state that the conversion and exercise prices are "subject to adjustment, including stock splits, stock dividends, recapitalizations and other events." In this section, please disclose these adjustments.

Incorporation of documents by reference, page 32

14. Please make revisions to your list of incorporated documents to include your current reports on Form 8-K filed after October 22, 2007. For example, we note that you filed current reports on Form 8-K on November 19, 2007 and on Form 8-K/A on November 20, 2007.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006

2006 Compared to 2005, page 31

15. We note your disclosure that the uncertain regulatory environment in China contributed to the decline in sales in Hong Kong. This description is vague and should be further clarified. For example, we note elsewhere in the filing you disclose that there was a significant reduction in the number of distributors in Hong Kong. Presumably the amount of Hong Kong distributors was impacted by negative press coverage in China as well as your efforts to restrict sales from Hong Kong into China.

16. We refer you to the last paragraph on page 31. Please explain what you mean by stating the downturn in Southeast Asia sales is due to advance sales to Japan distributors. Specifically, explain the economics of an advance sale transaction, why it occurred and how it is accounted for under U.S. GAAP.

Liquidity and Capital Resources, page 34

17. We refer you to the fifth paragraph below this heading. Your discussion should include a statement separately describing internal and external sources of liquidity or state that there are no existing sources aside from cash generated from operations. Also, your disclosure of anticipated improvements and fundraising activities is too general and lacks substantive support. The discussion should focus specifically on matters that have adversely impacted your operations and why management believes these matters will not have an adverse impact upon future operations. See the Instructions to paragraph Item 303A of Regulation S-K.

18. We note that there was a $7 million reduction in inventory. You should discuss the reasons for the reduction in inventory values as it has had a significant impact on your statement of cash flows and liquidity. We presume that the inventory balance was primarily impacted by the discontinuance of the Gourmet Coffee Cafe line along with the associated inventory impairment as well as reduction in commercial activity in Hong Kong.

Notes to Consolidated Financial Statements, page 48

1. Nature of Operations and Summary of Significant Accounting Policies, page 48

Restricted Cash, page 49

    19. Please tell, and disclose in future filings, the facts and circumstances underlying the $1.6 million of restricted non-current cash that is undisclosed.

3. Balance Sheet Components, page 53

    20. With a view toward your disclosure in Item 15 concerning financial statement schedules, please tell us where the detailed information required in Schedule II is include in your filing.  Specifically, tell us where information required to be presented in columns C and D of Schedule II are presented for the allowance for doubtful accounts, sales returns, inventory reserves and KGC receivable as well as other major classes of valuation and qualifying accounts.  Alternatively, please provide us with an example of the revised disclosure or schedule you intend to provide in future filings.

4.  Goodwill and Other Intangible Assets, page 53

    21. Please tell us how much of the capitalized costs for computer software and programs represents the software licensed from MarketVision Consulting group, LLC, if any at all.  If so and the amount is material, please tell us your consideration of the license agreement default and your accounting for this software.

6. Commitments and Contingencies, page 55

    22. If we understand your disclosure correctly, you are required to purchase 60 barrels of product at about $25,000 per barrel, or $1.5 million, annually.  Please tell us if the Alura product is the only consideration you receive in exchange for your annual payments or if there are other products and services received by you. Please also explain why this product commands the price per barrel that it does and its value to your operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 70

    23. We note your disclosure that you changed auditors in 2006.  In future filings, please note that Item 304(a)(1)(i) of Regulation S-K requires that you disclose whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof.

Exhibits 31.1 and 32.1

24.     In future filings please exclude the titles of certifying officers in your introductory
        sentences.  The wording in each certification should be in the exact format
        provided by Item 601(b)(31) of Regulation S-K.  Please confirm for us, if true, the
        certifications of your officers are not limited in their individual capacities by the
        inclusion of their professional titles.

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2007

6. Related Party Transactions, page 9

   25. We refer you to the last paragraph on page 11.  Please tell us your basis for using
       the average of closing prices for 20 consecutive days preceding the share
       surrender to estimate the fair value of common shares from Messrs. LaCore and
       Woodburn.  Include a detailed analysis of the dates and prices as compared to the
       outstanding payable and the applicable GAAP to support your conclusion.

                          *     *     *     *     *     *

        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Senior Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     John B. McKnight, Esq.
        Locke Lord Bissell & Liddell LLP
        Via Facsimile